SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 14, 2003

PetroKazakhstan Inc.

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(Translation of registrant's name into English)

140-4th Ave. S.W. #1460, Calgary AB, T2P 3N3

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(Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

      Form 20-F [  ]    Form 40-F [X]

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes [  ]    No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR IMMEDIATE RELEASE - November 14th, 2003
FOR:              PETROKAZAKHSTAN INC.
SUBJECT:     Board Member Retirement

CALGARY, Alberta - Mr. Bernard F. Isautier, Chairman of the Board of Directors of PetroKazakhstan Inc. ("PetroKazakhstan") announces the retirement of Mr. Robert P. Kaplan from PetroKazakhstan's Board of Directors, effective Friday, November 14th, 2003. Mr. Kaplan has been a Director for about 10 years, including the position of Chairman of the Board from 1998 to 1999.

Mr. Kaplan said: "I am about to turn 67 years old and I want to spend more time with my wife, family and ten grandchildren. In order to do so, I also intend to retire from my position as Honorary Consul of Kazakhstan in Canada when a successor can be appointed by the Government of Kazakhstan. I have accepted however the request of PetroKazakhstan to remain available as a consultant from time to time if required."

Mr. Isautier said: "The Company respects Mr. Kaplan's personal decision and will remain deeply grateful to Mr. Kaplan for his outstanding contribution, particularly during the most difficult period of its corporate existence."

PetroKazakhstan Inc. is vertically integrated, international energy company, celebrating its seventh year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt exchange under the symbol PKZ. The company's website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:

Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Manager Investor Relations - Europe + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

Suite #1460 Sun Life Plaza North Tower 140 - 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3
Telephone (403) 221-8435 Fax: (403) 221-8425

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, , has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 14, 2003
           PetroKazakhstan

By:
/s/ Ihor Wasylkiw

____________________________________________

Ihor Wasylkiw, P. Eng.
Vice President Investor Relations